VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 312-609-7500 FAX: 312-609-5005

COREY L. ZARSE	CHICAGO • NEW YORK CITY • WASHINGTON, D.C.
312-609-7785
czarse@vedderprice.com
October 22, 2010
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Preliminary Proxy Materials for:
American Strategic Income Portfolio Inc. (ASP) (811-06404)
American Strategic Income Portfolio Inc.—II (BSP) (811-06640)
American Strategic Income Portfolio Inc.—III (CSP) (811-07444)
American Select Portfolio Inc. (SLA) (811-07838)

To the Commission:
     On behalf of American Strategy Income Portfolio Inc., American Strategic Income Portfolio Inc.—II, American Strategic Income Portfolio Inc.—III and American Select Portfolio Inc. (each a “Registrant”), electronically transmitted herewith is a preliminary proxy statement on Schedule 14A and form of proxy for the Annual Meeting of shareholders to be held Friday, December 17, 2010. The Registrants would like to mail definitive proxy materials in early November.
     Please direct any questions or comments regarding this filing to Jennifer Goodman at (312) 609-7732 or Abigail Murray (312) 609-7796.

Very truly yours,
/s/ Corey L. Zarse
Corey L. Zarse